UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69751

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/21__ AND ENDING __09/30/22__
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Matthews South, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1700 South El Camino Real, Suite 345__
(No. and Street)

__San Mateo__	__CA__	__94402__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Susan Hayes__	__(609) 642-6593__	__shayes@matthewssouth.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Moss Adams LLP__
(Name – if individual, state last, first, and middle name)

__14555 Dallas Parkway, Suite 300__	__Dallas__	__TX__	__75254__
(Address)	(City)	(State)	(Zip Code)
__10/16/03__		__659__	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Kevin Castellano_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Matthews South, LLC_____, as of 9/30_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Dec 28, 2022
NOTARY PUBLIC
LOOSE CERTIFICATE
ATTACHED
_____
Notary Public

Signature: _____

Title: _____
Chief Financial Officer & Chief Compliance Officer

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



CALIFORNIA JURAT **GOVERNMENT CODE § 8202**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Santa Clara

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of December (Month), 2022 (Year), by

(1) Kevin Castellano

(and 2) ______________________________,
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JENNIFER LIGON
Notary Public - California
Santa Clara County
Commission # 2342643
My Comm. Expires Jan 20, 2025

Place Notary Seal and/or Stamp Above

Signature [signature]
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Reports

Document Date: Dec 28, 2022 Number of Pages: 2

Signer(s) Other Than Named Above: None

MATTHEWS SOUTH, LLC

Report Pursuant to Rule 17a-5(d)

Year Ended September 30, 2022

Matthews South, LLC
Table of Contents
September 30, 2022

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6 - 9
Supplementary Information	10
Schedule I - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	11
Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession and Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission	12
Exemption Certification	13
Report of Independent Registered Public Accounting Firm on Management's Exemption Report	14
Management's Exemption Report	15



Report of Independent Registered Public Accounting Firm

The Member and the Board of Directors
Matthews South, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Matthews South, LLC (the Company) as of September 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedules I and II is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedules I and II reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedules I and II. In forming our opinion on the information in Schedules I and II, we evaluated whether the information in Schedules I and II, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
December 12, 2022
We have served as the Company's auditor since 2016.

Matthews South, LLC
Statement of Financial Condition
September 30, 2022

ASSETS

Cash and cash equivalents	$	5,513,036
Prepaid expenses		4,837
Total Assets	$	5,517,873

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$	8,808
Payable to parent		526,958
Total Liabilities		535,766

Commitments and contingencies (Note 4)

MEMBER'S EQUITY		4,982,107
Total Liabilities and Member's Equity	$	5,517,873

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Operations
For the Year Ended September 30, 2022

Revenues		
M & A advisory fees	$	4,969,347
Reimbursed expenses		22,372
Total revenues		4,991,719
Expenses		
Transaction based expenses		477,000
Incremental allocation services fee		67,500
Legal and professional fees		75,307
Regulatory fees		68,303
Technology, data and communication expenses		9,753
State and local income taxes		462
Other operating expenses		2,588
Total expenses		700,913
Net income	$	4,290,806

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Changes in Member's Equity
For the Year Ended September 30, 2022

Beginning Balance, October 1, 2021	$	27,116,301
Capital distribution		(26,425,000)
Net income		4,290,806
Ending Balance, September 30, 2022	$	4,982,107

The accompanying notes are an integral part of these financial statements.

Matthews South, LLC
Statement of Cash Flows
For the Year Ended September 30, 2022

Cash Flows from Operating Activities		
Net income	$	4,290,806
Adjustments to reconcile net income to net cash used in operating activities:		
Decrease in prepaid expenses		428
Decrease in accounts payable and accrued liabilities		(32,756)
Increase in payable to parent		544,538
Net cash provided by operating activities		4,803,016
Cash Flows from Financing Activities		
Distribution to member		(26,425,000)
Net cash used in financing activities		(26,425,000)
Net Increase in Cash and Cash Equivalents		(21,621,984)
Cash and Cash Equivalents, Beginning of Year		27,135,020
Cash and Cash Equivalents, End of Year	$	5,513,036

The accompanying notes are an integral part of these financial statements.

NOTE 1. BUSINESS OF THE COMPANY

Matthews South, LLC (the Company) is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). It is a wholly owned subsidiary of Matthews South Inc. (the Parent). The Company was formed in the state of Delaware on February 18, 2016 and became a registered broker-dealer and member of FINRA on March 16, 2017.

The Company engages in private placements of securities and advises U.S. public reporting companies on capital markets transactions including registered debt and equity offerings and Rule 144A debt offerings.

The Company periodically distributes the majority of its earnings to the Parent.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

Cash and Cash Equivalents

The Company considers all liquid investments with a maturity of three months or less to be cash equivalents. The Company maintains its deposits in a commercial checking account in a high credit quality financial institution. Balances at year end and at various times during the year have exceeded federally insured limits of $250,000.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Receivables

The Company follows the guidance in Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses,* which requires an organization to measure all expected credit losses for financial assets, including receivables related to revenue from contracts with customers, held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. The standard requires an entity to estimate its lifetime credit loss and record an allowance that, when deducted from the

amortized cost basis of the financial asset, presents the net amount expected to be collected on the financial asset.

The Company takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. The Company did not have receivables related to contracts with customers or financial assets for which an allowance for credit losses was necessary at September 30, 2022.

Revenue Recognition

The Company follows the guidance in FASB ASC 606, *Revenue from Contracts with Customers*, which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

The Company earns revenue from financial advisory services including fees generated in connection with mergers, acquisitions, and restructuring transactions. Such revenue and fees are primarily recorded at a point in time when services for the transactions are completed and income is reasonably determinable, generally as set forth under the terms of the engagement. Payment for advisory services is generally due upon completion of the transaction. Retainer fees and fees earned from certain advisory services are recognized ratably over the service period as the customer receives the benefit of the services throughout the term of each contract, and such fees are collected based on the terms of each contract. All revenues for the year ended September 30, 2022 were fully earned upon completion of each related transaction. The Company had no receivables and no contractual obligations as of September 30, 2022 or September 30, 2021.

The economic factors that affect the nature, amount, timing, and uncertainty of revenue and cash flows are primarily general demand for debt and equity offerings in the United States.

Matthews South, LLC
Notes to Financial Statements
For the Year Ended September 30, 2022

Operating Expenses

Transaction expenses are borne by the Parent and are billed to the Company by the Parent when transactions close. The Company has no liability for payment until the date that cash from related transactions is received. Direct expenses such as software licensing fees, professional service fees and broker-dealer fidelity bond insurance premiums are related to operating activities of the Company and are expensed in the period to which they relate.

Income Taxes

The Company is considered a "pass-through" entity under the Internal Revenue Code and therefore is not liable for federal income taxes on its taxable income. Liability for federal income tax expense is the responsibility of the Company's Member. The Company is subject to an annual LLC tax and a revenue-based LLC fee from the state of California and franchise tax from the state of Delaware. The Company's tax liability as of September 30, 2022 is $900.

NOTE 3. RELATED PARTY MATTERS

The Company has an Expense Sharing Agreement (ESA) in place with its Parent. Under the terms of the ESA, the Parent charges the Company a monthly Incremental Allocation Services Fee for incremental overhead expenses incurred by the Parent on behalf of the Company. Fees paid to the Parent for the reporting period total $67,500 and include allocated salaries and benefits ($52,250), rent ($7,080), information and technology subscriptions ($7,050) and various other office support services ($1,120). The allocation methodology is based on estimated expense allocations between the Company and the Parent. This schedule is subject to review and revision at the end of each calendar year. The Incremental Allocation Services Fee appears as an expense on the Statement of Operations.

In addition, under the terms of the ESA, the Parent charges the Company for expenses related to the Company's revenue-generating engagements. These expenses may include, but are not limited to, personnel time, travel, entertainment, legal and professional fees. Generally, the invoice from the Parent is rendered to the Company at the conclusion of an engagement and becomes payable upon receipt of corresponding fee income. Transaction-Based Expenses appear as a line item on the Statement of Operations and are made up of $477,000 in invoiced personnel time and travel, meal and entertainment expenses.

NOTE 4. COMMITMENTS AND CONTINGENCIES

In March 2020 the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. Since that time, the disease has continued to spread globally. While the disruption of the global economy is currently expected to be temporary, there is uncertainty around the duration of the pandemic. Therefore, the effects of the pandemic upon the Company's business, financial position, results of operations and cash flows cannot be reasonably estimated

at this time. The Company had no significant commitments or contingencies at September 30, 2022.

NOTE 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2022 the Company had net capital of $4,977,270 which was $4,941,552 in excess of its required net capital of $35,718 and its ratio of aggregate indebtedness to net capital was .1076 to 1.

NOTE 6. SUBSEQUENT EVENTS

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2022, and through December 12, 2022, the date the financial statements were available to be issued. The Company made a distribution of $4,475,000 to the Parent on November 23, 2022.

Supplementary Information

Supplementary Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2022

Net Capital

Total member's equity	$	4,982,107
Less non-allowable assets:		
Prepaid expenses		4,837
Net capital before haircuts on securities positions		4,977,270
Haircuts on securities positions		-
Net capital	$	4,977,270
Aggregate Indebtedness	$	535,766

Computation of Basic Net Capital Requirement

Minimum net capital required	$	35,718
Excess net capital	$	4,941,552
Net capital in excess of 120% of required net capital	$	4,934,408
Ratio of aggregate indebtedness to net capital		.1076 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report, Part IIA, Form X-17a-5 as of September 30, 2022.

Matthews South, LLC
Supplementary Schedule II
Computation of for Determination of Reserve Requirements and Information Relating to
Possession and Control Requirements Under Rule 15c3-3 of the
Securities and Exchange Commission
As of September 30, 2022

The Company does not claim exemption under Securities and Exchange Commission Rule 15c3-3 and relies on Footnote 74 of SEC Release 34-70073 adopting amendments to 17 C.F.R.§240.17a-5. The Company carries no accounts, does not hold funds or securities for, or owe money or securities to, customers. Accordingly, there are no items to report under the requirements of Rule 15c3-3.

Exemption Certification

Report of Independent Registered Public Accounting Firm

The Member and Board of Directors
Matthews South, LLC

We have reviewed management's statements, included in the accompanying Matthews South, LLC's Exemption Report (the exemption report), in which:

1) Matthews South, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) Matthews South, LLC states Matthews South, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - Matthews South, LLC limits its business activities exclusively to receiving transaction-based compensation on investment advisory services and referring securities transactions to other broker-dealers, and

   - Matthews South, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

Matthews South, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Matthews South, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
December 12, 2022



matthews south

MATTHEWS SOUTH, LLC
EXEMPTION REPORT

Matthews South, LLC (the "Company") (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation on investment advisory services and referring securities transactions to other broker-dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kevin Castellano, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

12/7/22

Kevin Castellano
Chief Financial Officer & Chief Compliance Officer

Date

1700 S El Camino Real, Suite 345, San Mateo, CA 94402 www.matthewssouth.com